Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR
November 13th, 2009
Mr. Mark Shannon and Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Re:	Goldcorp Inc. (the “Company” or “Goldcorp”) Form 40-F for Fiscal Year Ended December 31, 2008 Filed March 16, 2009 Response Letter dated June 23, 2009 File No. 001-12970
Dear Mr. Shannon and Ms. O’Brien:
Thank you for your subsequent comment letter of August 27th, 2009. To facilitate your review, we have reproduced your questions in this letter in bold type and we have included our responses below them in ordinary type.
Form 40-F for the Fiscal Year Ended December 31, 2008
Exhibit 99.3
(b)  Disposition of Silver Wheaton Shares, page 21
1.     We have considered your response to our prior comment number five. Please address each of the following, in detail, with respect to both US and Canadian GAAP:
•	Clarify whether or not your performance under the silver arrangements, which were entered into with your wholly owned subsidiaries at the date you sold the Silver Wheaton equity, impacts the equity sale arrangement or is otherwise related to it;

Response:
The sale of the Silver Wheaton equity was independent of the silver arrangements between Silver Wheaton and the Company. No additional contractual commitments were entered into between Goldcorp and Silver Wheaton as a result of the sale of the Silver Wheaton equity. Performance under the silver arrangements is subject to the agreements dated March 30, 2006 and July 27, 2007 with respect to Luismin and Peñasquito respectively and contained standard anti-dilution and non-compete clauses which did not impact the Company’s performance.
•	Explain why you believe that pricing provisions in the silver arrangements do not contain an embedded derivative;
Response:
As explained below, we do not believe that the arrangements contain derivatives or embedded derivatives as defined by Canadian GAAP.
Definition of Derivative under GAAP

Under Canadian GAAP, the definition of a derivative in 3855.19(e) states that:

“A derivative is a financial instrument or other contract within the scope of this Section (see paragraphs 3855.14-.17) with all three of the following characteristics:

i. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variables (sometimes called the “underlying”), provided in the case of a non-financial variable that the variable is not specific to a party to the contract;

ii. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

iii. It is settled at a future date.”

In order to be considered derivatives, the silver arrangements would have to meet each of the three criteria. The analysis below concludes that the silver arrangements do not meet the characteristics identified in part (i) and therefore do not meet the definition of a derivative.

The Arrangements

The silver arrangements required the delivery of silver based solely on the production at the underlying mines (e.g. Luismin and Peñasquito). The geologic and mining risks related to the silver production at these mines are carried by the Company and through the contract to Silver Wheaton, as disclosed in the Annual

Information Form and recent prospectuses. The value of the silver arrangements is directly linked to:
•	the geologic and mining risk which will determine the quantity of silver mined and produced by the Company; and

•	the silver price which will determine the value of the silver when it is mined.
The silver arrangements are for a specified period of time (Luismin 25 years, Peñasquito 40 years), and are for 100% of the silver produced at Luismin (subject to payment of a de minimus penalty if a minimum of 220 million ounces are not sold during the term of the arrangement) and for 25% of the silver produced at Peñasquito. Based upon current rates of production at the Luismin mine, the reserves are not sufficient to produce and sell 220 million ounces of silver during the term of the arrangement. Discovery of additional reserves, which depends on geological conditions and other factors, is essential. The Company’s geologists expect that additional reserves will be found at each of the properties and at the time of the arrangements there were plans for further development at each mine, but there is no assurance on future discoveries. If either of the mines were to have production difficulties for any number of reasons or if either of the mines shut down due to permitting or other risks, the value of the silver arrangements would be insignificant compared to the fair value that would be recognized if the ounces were to be delivered.

Accounting analysis

Section 3855.19(e)(i) states that in order to be considered a derivative, the value must be driven by changes in an underlying (i.e., the price of silver). However the long-term value of each silver arrangement is based on the production, or lack thereof, at the mines as well as the underlying price (or fluctuations thereof) to be paid for the silver produced. If a mine corresponding to one of the silver arrangements ceases to produce, the contract does not retain any significant value, regardless of what the price to be paid for the silver is.

CICA 3855.19(e)(i) also states that in order for a contract to be a derivative, the variable that changes the value of the contract (i.e., the production at the mine) cannot be “specific to a party to the contract”. This is further explained in Appendix A17 as follows:
“The definition of a derivative refers to non-financial variables that are not specific to a party to the contract. These include an index of earthquake losses in a particular region...A change in the fair value of a non-financial asset is specific to the owner if the fair value reflects not only changes in market prices for such assets (a financial variable) but also the condition of the specific non-financial assets held (a non-financial variable). For example, if a guarantee of the residual value of a specific car exposes the guarantor to the risk of changes in the car’s physical condition, the change in that residual value is specific to the owner of the car.”
Since the value of each of the silver arrangements is “specific” to the particular mine underlying the contract, these arrangements do not meet the definition of a derivative.

In cases where a quantity or notional amount is not included in the contract, CICA 3855 provides further guidance in 3855.A22 which states:
When the quantity to be purchased is not specified, and is not otherwise determinable (for example, by reference to anticipated quantities to be used in the calculation of penalty amounts in the event of non-performance), the contract is not accounted for in accordance with this Section, since its fair value would not be reliably determinable.
Embedded Derivatives

One could view the value of the silver arrangements as embodying an element related to silver quantity that is based on certain risk factors and a second element related to the price to be paid at the time of delivery of a mined and processed ounce of silver that could be viewed as an embedded derivative. The price paid at the time of delivery of a mined and processed ounce of silver under each arrangement is the lesser of the base price ($3.90 per ounce. adjusted using a factor that references the Consumer Price Index) and the market price of silver. The market price of silver is relevant only if it is less than the base price, as adjusted. CICA 3855.37 states:
An embedded derivative is separated from the host contract and accounted for as a derivative under this Section if, and only if, all of the following conditions are met:
(a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract (see paragraphs 3855.A29-.A34 for additional guidance on applying this condition);

(b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and be subject to the requirements of this Section; and

(c) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income (i.e., a derivative that is embedded in a financial asset or financial liability that is classified as held for trading would not be separated).”
Section 3855.36 states that:
An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument or has a different counterparty from that instrument, is not an embedded derivative but a separate financial instrument.
For the same reasons as discussed above, the value of the silver arrangements and the pricing provisions are each dependent upon the mine production. Hence they do not vary in a way similar to a stand-alone derivative and therefore are not embedded derivatives.

U.S. GAAP

The Company does not believe that, with respect to the silver arrangements, there is a GAAP difference between Section 3855 and SFAS 133 - Accounting for Derivative Instruments and Hedging Activities with respect to the existence of a derivative.

A derivative is defined under SFAS 133 as follows:

103 A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. [FAS133, ¶6]
As the silver arrangements do not include a notional value, the conditions in paragraph (a) as well as paragraph (b) are not met. Hence there is no embedded derivative under U.S. GAAP.
•	Explain in greater detail why the amounts that you deferred have been netted against property rather than reported gross.
Response:
     The Company has agreed to sell currently undiscovered, unmined, and unprocessed silver at Luismin and Peñasquito for a fixed amount (the share of the proceeds received upon the sale of the Silver Wheaton shares related to Luismin and Peñasquito) plus $3.90 per ounce (as adjusted) at the time of delivery of a mined and processed ounce of silver. The accounting by Goldcorp, subsequent to disposition, reflects the impact of the transaction on the underlying asset and the nature of Goldcorp’s future responsibilities.
     There are three possible ways in which the Company could record the proceeds from this transaction:
1.	as a liability, arising from an obligation for future performance;

2.	as a deferred revenue, also relating to an obligation for future performance; or

3.	as a disposition of a mining interest (with or without the recognition of a gain).
Recognition of a Liability: Recording the proceeds as a liability (related to a continuing obligation to deliver silver) on a gross basis was not considered appropriate as Goldcorp has no obligation to transfer assets to third parties as a result of the arrangements. Goldcorp maintains legal title to the mining interests and bears all of the underlying operating and associated risks. The rate of production of silver is, (subject to geological risk), within its control. The terms of the arrangements do not meet the definition of a liability under Canadian or US GAAP.

Paragraphs .32 and .33 of Section 1000 — Financial Statement Concepts of the Canadian Handbook and FASB Concept Statement 6 Elements of Financial Statements states in paragraph 35 and 36 under US GAAP that:
Liabilities are obligations of an entity arising from past transactions or events, the settlement of which may result in the transfer or use of assets, provision of services or other yielding of economic benefits in the future.

Liabilities have three essential characteristics:
(a)	they embody a duty or responsibility to others that entails settlement by future transfer or use of assets, provision of services or other yielding of economic benefits, at a specified or determinable date, on occurrence of a specified event, or on demand;

(b)	the duty or responsibility obligates the entity leaving it little or no discretion to avoid it; and

(c)	the transaction or event obligating the entity has already occurred.
Under the arrangements, the production of silver in any given period is a function of the mining operations at the underlying mine, which will be conducted solely at the Company’s discretion. The Company has no duty to conduct mining operations that may produce silver. It has total discretion over the rate of production of ore, which would include silver as well as other metals. Once ore is mined and silver is produced, the Company has a duty to deliver silver, but prior to the production of silver it has no such obligation. Thus the terms of the arrangements do not meet the three essential characteristics of a liability.
Recognition as Deferred Revenue: The second possibility identified above would be to recognize the proceeds as deferred revenue. The treatment of the disposition of mineral interests (which this transaction substantively represents) is not well developed in Canadian GAAP. In U.S. GAAP it has been extensively developed in the area of mineral property conveyances, which are substantively the nature of the arrangements into which the Company has entered.
On the matter of mineral conveyances, SFAS 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies, paragraph 45 states that a gain shall not be recognized at the time of the conveyance when:
a.	a part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.

b.	a part of an interest owned is sold and the seller has a substantial obligation for future performance, such as an obligation to ... operate the property without proportional reimbursement for that portion of the ... operating costs applicable to the interest sold’.
Under paragraph 47(a), if a seller/conveyer of a mineral interest of the type identified in paragraph 45 has an obligation to deliver, free and clear of all expenses associated with operation of the property, a specified quantity of oil or gas to the purchaser out of a specified share of future production the seller shall account for the funds received as unearned revenue to be recognized as the oil or gas is delivered.
In the arrangements of interest, the amounts received in advance by Goldcorp for entering into the arrangements were not received to provide the purchaser a “free and clear” interest in the silver produced in a period. Goldcorp will receive reimbursement in the form of a fixed payment per ounce from Silver Wheaton. As a result, the silver delivered to Silver Wheaton in the future is not free and clear of all expenses required to operate the property. Hence it is not appropriate to treat the proceeds of the securities sale as unearned revenue.
Recognition as the Disposition of an Interest in an Asset: The third alternative identified above is the treatment of the transaction as the disposition of an interest in an asset, in this case the asset being Goldcorp’s interest in the certain percentages of the silver produced at the Luismin and Peñasquito mines. FAS 19 paragraphs 47 (h) provides guidance ‘if a part of the interest in an unproved property is sold, even though for cash or cash equivalent, [and] substantial uncertainty usually exists as to recovery of the cost applicable to the interest retained.” In these circumstances “the amount received shall be treated as a recovery of cost.”
The Luismin and Peñasquito mines are properties with proven reserves. However, as noted above, the existing proven reserves at the Luismin mine at the time the arrangement was entered into were and at present are less than 220 million ounces. In the case of both mines it is expected that Goldcorp will incur substantial additional development and production costs over the life of the contract in order to satisfy the arrangement. As these costs are unknown, there is uncertainty not only with respect to geology and metallurgy, but also with respect to the costs to convert the resource and exploration potential ounces to reserves. In addition, there are uncertainties with respect to the market prices for other metals produced at the mines (e.g., gold, lead, zinc) that may affect production. All these uncertainties support the treatment of the proceeds as an offset to the cost of the property, rather than as an element of the proceeds from disposition.
The treatment of the proceeds as reduction of the cost of the property provides the best characterization of the deferred amounts given the geological and economic risks associated with the expected production of silver under the arrangements.

     For these reasons, the Company believes that applying the deferred amount associated with the Luismin and Peñasquito silver arrangements to reduce the carrying value of the mineral interests on Goldcorp’s books ($505.9 million against Luismin and $184 million against Peñasquito) is the most appropriate way to show the proceeds from the disposition of a portion of the mining interests.
* * *
     We appreciate your interest in our financial reporting and trust these responses address your concerns. A copy of this response to your Comment Letter will be filed by the Company on EDGAR. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer
cc:	James Barron Deloitte & Touche LLP Mark Bennett and Jennifer Traub Cassels Brock & Blackwell LLP David Stone Neal, Gerber & Eisenberg, LLP